Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748
THIS FILING CONSISTS OF A PRESS RELEASE IN CONNECTION WITH THE PROPOSED COMBINATION OF STANTEC INC. (“STANTEC”) AND THE KEITH COMPANIES, INC. (“TKC”).
Additional Information and Where to Find It
In connection with the proposed merger, Stantec and TKC have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:
Stantec Inc.
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330
and from:
The Keith Companies Inc.
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121
Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

   NEWS RELEASE
For Immediate Release
Special Meeting of The Keith Companies Inc. Regarding Proposed Merger of The Keith Companies Inc. with Stantec Inc. Scheduled for September 15, 2005
EDMONTON AB, IRVINE CA (August 18, 2005)
Stantec Inc. (NYSE: SXC, TSX: STN) and The Keith Companies Inc. (Nasdaq: TKCI) today announced that the U.S. Securities and Exchange Commission has declared effective Stantec’s registration statement on Form F-4 relating to the proposed merger of the two companies.
The Keith Companies Inc. will hold a special meeting of its shareholders on September 15, 2005 on the proposed merger. Keith shareholders of record as of close of business on August 11, 2005 will be entitled to vote on the proposed merger.
The special meeting of Keith shareholders will be held at Keith’s Corporate offices at 19 Technology Drive, Irvine, California, 92618 at 9:00 a.m. Pacific time.
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. Stantec support’s public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Stantec’s services are offered through more than 4,500 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC. For more information visit the Company’s website at www.stantec.com
The Keith Companies, Inc. is a fully integrated, multi-disciplined engineering and consulting services company, with offices located throughout the Western and Midwestern United States. The Keith Companies’ professionals provide a wide spectrum of skilled resources including land planning, engineering, surveying, mapping, environmental studies, and water and cultural resources that are needed to effectively plan, engineer, and design state-of-the-art private and public facilities. Additionally, the Company provides mechanical, electrical, chemical, power/energy engineering, and other industrial engineering services to design and improve the efficiency and reliability of automated and manufacturing processes, production lines, and fire protection systems. The Keith Companies benefits from a diverse public and private client base varying from residential and commercial real estate projects to institutional, manufacturing, and processing facilities. For more information visit the Company’s website at www.keithco.com.

Stantec Contacts:	Keith Contacts:
Media Contact	Aram Keith
Jay Averill	TKC Chairman & CEO
Tel: (780) 917-7441	Tel: (949) 923-6001

Investor Contact	Financial Relations Board
Simon Stelfox	Tricia Ross
Tel: (780) 917-7288	Tel: (617) 520-7064